OMB APPROVAL
OMB Number:	3235-0080
Expires:	May 31, 2024
Estimated average burden hours per response	1.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39989

Issuer: PyroGenesis Canada Inc. Exchange: Nasdaq Capital Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Address: 1744 William St., Suite 200, Montreal, Quebec, Canada H3J 1R4 Telephone: (514) 937-0002

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common shares, no par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange1.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PyroGenesis Canada Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notifications to be signed on its behalf by the undersigned duly authorized person.

November 6, 2023	By P. Peter Pascali	President and CEO
Date	Name	Title

__________________________

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

On November 22, 2022, PyroGenesis Canada Inc. (the “Company”) received a written notification from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the closing bid price for the Company’s common shares had closed below the minimum bid price of US$1.00 per share listing requirement under Nasdaq Listing Rule 5550(a)(2). The Company was provided 180 calendar days, or until May 22, 2023 – in accordance with the Nasdaq Listing Rule 5810(c)(3)(A) – to regain compliance with Nasdaq Listing Rule 5550(a)(2).

On May 22, 2023, the Company received a written notification of approval from Nasdaq indicating that the Company’s request for a 180-day extension to meet the minimum closing bid price of US$1.00 per share listing requirement under Nasdaq Listing Rule 5550(a)(2) was approved. The Company was provided 180 calendar days, or until November 20, 2023, in accordance with the Nasdaq Listing Rule 5810(c)(3)(A), to regain compliance with Nasdaq Listing Rule 5550(a)(2).

On October 27, 2023, the Company announced that it notified Nasdaq of its intention to voluntarily delist its common shares from Nasdaq, with the common shares continuing to trade on the Toronto Stock Exchange and the Company taking steps to have the common shares quoted on the OTCQX Best Market. Although the Company had until November 20, 2023 to regain compliance with Nasdaq’s minimum bid price rule, after careful consideration, the Company evaluated the benefits and costs of continuing its listing on Nasdaq and concluded that it was appropriate to voluntarily delist from Nasdaq.